SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CREDITRISKMONITOR.COM, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)


225426105
(CUSIP Number)


Alex Tabatabai
c/o Tabatabai Investment Management LLC
5900 Landerbrook Drive; Suite 170
Mayfield Heights, OH 44124


With a copy to:
Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



October 6, 2021
(Date of Event Which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

       Note: Schedules filed in paper format
shall include a signed original and five copies
of the schedule, including all exhibits. See ?
240.13d-7 for other parties to whom copies are to be sent.
_______________
       * The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 225426105
13D
Page 2 of 6 Pages





1
NAME OF REPORTING PERSON
Tabatabai Investment Management LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

AF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
?
6
CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
492,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
492,500
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON
492,500
12
CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)
4.5%

14
TYPE OF REPORTING PERSON
OO






___________


CUSIP No. 225426105
13D
Page 3 of 6 Pages





1
NAME OF REPORTING PERSON
Tabatabai Investment Partners LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP
(a) ?
(b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS
WC

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
?
6
CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
492,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
492,500
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY REPORTING PERSON
492,500
12
CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
?
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)
4.5%

14
TYPE OF REPORTING PERSON
PN









CUSIP No. 225426105
13D
Page 4 of 6 Pages





1
NAME OF REPORTING PERSON
Alex Tabatabai

2
CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(a) ?
(b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS
AF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
?
6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
492,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
492,500
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON
492,500
12
CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)
4.5%

14
TYPE OF REPORTING PERSON
IN









CUSIP No. 225426105
13D
Page 5 of 6 Pages



       This Amendment No. 1 to Statement of
Beneficial Ownership on Schedule 13D (this
Amendment No. 1) amends the Statement of
Beneficial Ownership on Schedule 13D filed by Tabatabai Investment Management LLC,
Tabatabai Investment Partners LP, and
Alex Tabatabai (each, a ?Reporting Person and collectively, the Reporting Persons) on April 11, 2017 (as amended, the Schedule
13D or this Statement). Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

       On October 6, 2021, the Reporting
Persons entered into a series of transactions that resulted in the Reporting Persons ownership decreasing below 5%.

       The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common
Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The
Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

       The Reporting Persons have engaged, and
may continue to engage, in discussions with management of the Company regarding its business and affairs. None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs
(a) through (j) of Item 4 of Schedule 13D. The
Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

       (a) The Reporting Persons beneficially
own in the aggregate 492,500 shares of Common
Stock, which represents approximately 4.5% of the Companys outstanding shares of Common Stock.

       (c) Information set forth under Item 4
above is incorporated herein by reference.

       (e) As set forth under Item 4 above,
the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Information set forth under Item 4 above is incorporated herein by reference.

       Pursuant to Rule 13d-1(k) promulgated
under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Materials to Be Filed as Exhibits.


None.




CUSIP No. 225426105
13D
Page 6 of 6 Pages

SIGNATURE

       After reasonable inquiry and to the
best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

       In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 6, 2021

TABATABAI INVESTMENT MANAGEMENT LLC






By:
/s/ Alex Tabatabai

Name:
 Alex Tabatabai

Title:
 Managing Member







TABATABAI INVESTMENT PARTNERS LP



By:
Tabatabai Investment Management LLC,

its General Partner







By:
/s/ Alex Tabatabai


Name:
 Alex Tabatabai


Title:
 Managing Member











/s/ Alex Tabatabai

ALEX TABATABAI